LIBERTY   MEDIA   CORPORATION

September 26, 2019

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Kathryn Jacobson and Claire DeLabar, Senior Staff Accountants

Re:      Liberty Media Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019

Form 10-Q for the Quarter Ended June 30, 2019

Filed August 8, 2019
File No. 001-35707

Dear Ms. Jacobson and Ms. DeLabar,

Set forth below are responses to the comments contained in the Staff’s letter to Brian J. Wendling,  Senior Vice President, Controller and Principal Financial Officer of Liberty Media Corporation (“LMC”), dated September 17, 2019, regarding the LMC Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) and the LMC Form 10-Q for the quarter ended June 30, 2019 (the “Form 10-Q”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K or Form 10-Q, as applicable and unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K or Form 10-Q, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K or Form 10-Q, as applicable.

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Form 10-K for Fiscal Year Ended December 31, 2018

Results of Operations - Consolidated

Adjusted OIBDA, page II-11

1.

Comment:  You refer to Note 18 of the financial statements for a reconciliation of Adjusted OIBDA to Operating Income (loss) and Earnings (loss) from continuing operations before income taxes. The notes to the financial statement may not include non-GAAP measures. Additionally, the ASC 280 reconciliation is not a substitute for the required non-GAAP reconciliation. Refer to Item 10(e)(ii)(C) of Regulation S-K. In this regard,

(a) please provide the required reconciliation for your non-GAAP measure, Adjusted EBITDA, and define it hereunder, starting with its most comparable GAAP measure.

(b) omit the non-GAAP reference in the segment footnotes.

Please also comply with this comment in your Forms 10-Q and 8-K.

Response:    In response to the Staff’s comment, we will revise our disclosure in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q (beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2019) and our Current Reports on Form 8-K as follows:

•

In the footnote to our financial statements containing information about LMC’s operating segments, remove reference to Adjusted OIBDA being a non-GAAP financial metric and remove references to consolidated segment Adjusted OIBDA;

•

In “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Consolidated,” (i) include a reconciliation of Operating income (loss) to Adjusted OIBDA, (ii) define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and other related costs and impairment charges, rather than revenue less operating expenses and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring and impairment charges, and (iii) remove the existing cross-reference to the notes to the financial statements for the applicable reconciliation; and

•

Except with respect to the ASC 280 reconciliation included in the footnote to LMC’s financial statements about its operating segments, begin all reconciliations with operating income (loss) and reconcile to Adjusted OIBDA.

Notes to Consolidated Financial Statements

(11) Income Taxes, page II-77

2.	Comment: Please separately disclose the domestic and foreign components of income before income taxes. Refer to Rule 4-08(h) of Regulation S-X.

Response:    In response to the Staff’s comment, we will revise our disclosure to include the domestic and foreign components of income before income taxes beginning with our Annual Report on Form 10-K for the year ending December 31, 2019.

Form 10-Q for the Quarter Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Material Changes in Financial Condition, page I-50

3.

Comment:  Please expand the disclosure to highlight how certain transactions materially impacted your financial condition, liquidity and capital resources and describe your capital allocation priorities in greater detail. Additionally, please

(a) revise your tabular presentation of cash and cash equivalents to include only such amounts available to Liberty Media per your presentation on page II-15 of the Form 10-K. In this regard, we note your statements hereunder that you do not have ready access to cash held by SIRIUS XM Holding and Formula 1 (in the case of the latter, due to the RP test not having been met).

(b) further disclose the nature of the RP test of the Senior Loan Facility and the Revolver at Formula 1 and why it was not met.

 Response:    With respect to the Staff’s request that we expand our disclosures to highlight how certain transactions have materially impacted our financial condition, liquidity and capital resources, we believe our current disclosures have provided information, when applicable, regarding any material impact of any transactions on our financial condition, liquidity and capital resources. To the extent future transactions materially impact these items, we will be sure to appropriately highlight the effects of such transactions and provide detail regarding significant sources and uses of corporate cash, as well as significant sources and uses of subsidiary cash.

With respect to the corporate capital allocation priorities, we have disclosed expected uses of corporate and subsidiary cash and have typically evaluated capital allocation on an as-needed and opportunistic basis. For Sirius XM Holdings, we work with Sirius XM Holdings management to understand their liquidity needs and identify areas of investment or opportunity, as disclosed in the future uses of cash narrative.  For Formula 1, we work with their management to identify areas of capital allocation between debt service and investment in the Formula 1 business, as disclosed in the future uses of cash narrative.  Should this approach change, we will provide additional disclosure regarding our capital allocation priorities, as appropriate. In addition, we will continue to update our disclosure regarding expected uses of corporate and subsidiary cash on a quarterly basis.

With respect to the Staff’s comment regarding our tabular presentation of cash and cash equivalents, we believe our current presentation is the most appropriate way to present a picture of our liquidity, as it is a presentation of cash concentration by each of our significant subsidiaries and corporate balances, coupled with a narrative describing potential limitations on the availability of such balances at SIRIUS XM Holdings and Formula 1.

For cash and cash equivalents within our consolidated subsidiary, Sirius XM Holdings, there are no contractual restrictions on the cash.  Our narrative disclosure referencing the lack of “ready access” to cash held by Sirius XM Holdings is simply intended to highlight for readers of our financial statements that Sirius XM Holdings has non-controlling interest holders, and therefore all decisions made at the Sirius XM Holdings level, including decisions around cash use, take into consideration the non-controlling interests as well as our own.

With respect to access to cash at Formula 1, upstream cash payments to LMC are restricted when the RP test imposed by the Senior Loan Facility and the revolving credit facility at Formula 1 is not met. Therefore, pursuant to the RP test, LMC does not have access to Formula 1’s cash when the leverage ratio (defined as net debt divided by covenant EBITDA for the trailing twelve months) exceeds a certain threshold. The RP test was not met as of December 31, 2018 or June 30, 2019 as the leverage ratio was above the specified threshold. In our Form 10-K, we disclosed the existence of the RP test in our Management’s Discussion and Analysis so investors would know that certain portions of Formula 1’s cash may not be readily accessible. In our Form 10-Q, we enhanced our disclosure to clarify that such RP test had not been met. In response to the Staff’s comment, in future filings we will include an enhanced description of the RP test.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling

cc:Renee L. Wilm – Liberty Media Corporation

Barry Amman –  KPMG
Beverly B. Reyes – Baker Botts L.L.P.